UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-31579 CUSIP NUMBER 25811P852

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DORAL FINANCIAL CORPORATION

(Full Name of Registrant)

N/A

(Former Name if Applicable)

1451 Franklin D. Roosevelt Avenue

(Address of Principal Executive Office (Street and Number))

San Juan, Puerto Rico 00920-2717

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management of Doral Financial Corporation (the “Company”) has been working diligently to complete all of the required information for its Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”), the Company is unable, without unreasonable effort or expense, to complete the financial statements and related disclosures to be included in the Form 10-K on or before March 17, 2014, due to delays experienced in the preparation of the Form 10-K. These delays were primarily a result of performing additional analyses and reviews of the Company’s process for estimating its allowance for loan losses and evaluating the effectiveness of the Company’s disclosure controls and procedures and changes in internal control over financial reporting. The Company has concluded that it has a material weakness in its internal control over financial reporting as of December 31, 2013, related to the review of the underlying data and mathematical model supporting its allowance for loan and lease losses and the related provision for loan and lease losses. As a result of the material weakness, the Company has concluded that its internal control over financial reporting and disclosure controls and procedures were ineffective as of December 31, 2013. While the Company has implemented processes and controls to address this material weakness during the fourth quarter, management has determined that sufficient time has not passed to conclude that the weakness has been remediated.

The Company expects that it will be able to complete the work described above in time for the Company to file its Form 10-K for the year ended December 31, 2013 within the 15 day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Hooston	787	474-6700
Executive Vice President and
Chief Financial Officer
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.

The Company presently estimates that it will incur a net loss for the year ended December 31, 2013 of approximately $88.3 million, compared to a net loss of $3.3 million for the year ended December 31, 2012. Based on current estimates, when comparing 2013 results to 2012 results, the Company’s performance variance resulted from the following: (i) an increase in net interest income of $5.7 million; (ii) a decrease of $102.5 million in the provision for loan and lease losses; (iii) a $12.8 million decrease in non-interest income; (iv) an increase of $18.3 million in non-interest expense; and (v) a decrease in income tax benefit of $162.0 million. These 2013 estimates are based on preliminary information and as such are subject to change as the Company continues to work on the preparation of its audited consolidated financial statements for the year ended December 31, 2013.

Management has determined to revise the Company’s financial statements for the quarter ended September 30, 2013. As a result, the provision for loan losses for the quarter ended September 30, 2013 increased by $7.2 million. After the revision, provision for loan losses for the quarter ended September 30, 2013 was $23.6 million, and net loss for that quarter was $14.7 million, or $2.57 per share outstanding on a fully diluted basis as compared to the previously reported amounts of $16.4 million, $7.5 million and $1.49, respectively.

DORAL FINANCIAL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2014	By:	/s/ David Hooston
David Hooston Executive President and Chief Financial Officer